 Bionomics ⟨ Limited


04024390

7 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED
APR 20 2004
THOMSON
FINANCIAL

SUPPL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

ORDINARY SHARES

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

SIX MILLION TWO HUNDRED AND THIRTY THOUSAND ONLY (6,230,000)

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

FULLY PAID



+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THIRTY TWO CENTS ($0.32)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	INSTITUTIONAL PLACEMENT OF ORDINARY SHARES AS DETAILED IN AN ANNOUCEMENT LODGED WITH THE ASX ON 23 FEBRUARY 2004, AND APPROVED BY SHAREHOLDERS AT AN EGM HELD ON 31 MARCH 2004. FUNDS RAISED WILL BE USED TO FAST TRACK THE COMPANY'S EPILEPSY AND ANXIETY DRUG DISCOVERY PROGRAMS.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 APRIL 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	56,160,632 6,230,000	ORDINARY SHARES LISTED OPTIONS

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,680,933	OPTIONS

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

<table>
<tr><td>38</td><td>Number of securities for which ⁺quotation is sought</td><td></td></tr>
</table>

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

   Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑   Periodic payment as agreed with the home branch has been arranged

   Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁻securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 April 2004
                    Company Secretary

Print name: JILL MASHADO



Bionomics Limited

7 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per. Jill Mashado
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED OPTIONS

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	SIX MILLION TWO HUNDRED AND THIRTY THOUSAND ONLY (6,230,000)

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 50 cents per option Exercisable on or before 31 July 2007

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?	N/A – new class of quoted securities

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	NIL

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	INSTITUTIONAL PLACEMENT OF ORDINARY SHARES, WITH AN ATTACHING HALF OPTION PER SHARE, AS DETAILED IN AN ANNOUCEMENT LODGED WITH THE ASX ON 23 FEBRUARY 2004, AND APPROVED BY SHAREHOLDERS AT AN EGM HELD ON 31 MARCH 2004. FUNDS RAISED WILL BE USED TO FAST TRACK THE COMPANY'S EPILEPSY AND ANXIETY DRUG DISCOVERY PROGRAMS.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	7 APRIL 2004

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		56,160,632	ORDINARY SHARES
		6,230,000	OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,680,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

Appendix 3B
New issue announcement

20   Names of any underwriters

21   Amount of any underwriting fee or
     commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
     broker to the issue

24   Amount of any handling fee
     payable to brokers who lodge
     acceptances or renunciations on
     behalf of +security holders

25   If the issue is contingent on
     +security holders' approval, the
     date of the meeting

26   Date entitlement and acceptance
     form and prospectus or Product
     Disclosure Statement will be sent to
     persons entitled

27   If the entity has issued options, and
     the terms entitle option holders to
     participate on exercise, the date on
     which notices will be sent to option
     holders

28   Date rights trading will begin (if
     applicable)

29   Date rights trading will end (if
     applicable)

30   How do +security holders sell their
     entitlements *in full* through a
     broker?

31   How do +security holders sell *part*
     of their entitlements through a
     broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities
       Example: restricted securities at the end of the escrowed period; partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   ☑   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

Name	Number	%
Invia Custodian Pty Limited	1,000,000	16.05
Wallace Absolute Return Ltd	1,000,000	16.05
Boom Australia Pty Ltd	750,000	12.04
Direct Portfolio Services Limited	625,000	10.04
Equip Super Pty Ltd	500,000	8.03
Link Traders (Aust) Pty Ltd	500,000	8.03
Queensland Investment Corporation	500,000	8.03
Dixson Trust Pty Ltd	312,500	5.02
Intersuisse (Nominees) Pty Limited	150,000	2.41
Dragonlyn Pty Ltd	125,000	2.01
Advance Publicity Pty Ltd	100,000	1.61
Intersuisse (Issue) Nominees Pty Ltd	85,000	1.36
Clodene Pty Ltd	77,500	1.24
Mulgara Pty Limited	77,500	1.24
Westglade Pty Ltd	77,500	1.24
Grofund Limited	75,000	1.20
Manikato Financial Services Pty Ltd	75,000	1.20
Ross Asset Management Ltd	75,000	1.20
The Hanger Company Ltd	75,000	1.20
Bayonet Investments Pty Ltd	50,000	0.80

+ See chapter 19 for defined terms.

36   ☑   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

Category	Number of holders
1 - 1,000	0
1,001 - 5,000	0
5,001 - 10,000	0
10,001 - 100,000	10
100,001 and over	10

37   ☐   A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

39	Class of ⁺securities for which quotation is sought	

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those ⁺securities should not be granted ⁺quotation.

• An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

• Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

• We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

• If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 April 2004
                   Company Secretary

Print name: JILL MASHADO